SHEARMAN & STERLING
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RECD S.E.C.
SEP 11 2002
086

September 9, 2002

02049970

By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

AGF
Information Pursuant to Rule 12g3-2(b)
File No. 82-4517

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

Dear Sir or Madam,

On behalf of Assurances Générales de France ("AGF") and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, please find a press release dated September 3, 2002, announcing financial results for the first half of 2002.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33)1-53-89-70-00 should you have any questions.

Very truly yours,

Manuel A. Orillac

Enclosure
cc: Jean-Michel Mangeot
Assurances Générales de France

9/13

PADOCS01/110102.4

AGF

1086

Paris, 3 September 2002

PRESS RELEASE

FIRST HALF 2002 RESULTS: DESPITE THE CONTINUED DECLINE IN FINANCIAL MARKETS, AGF POSTED NET INCOME OF 364 MN EUROS

IMPROVEMENT IN EARNINGS QUALITY:

UNDERLYING PROFIT[1] EXCL. CAPITAL GAINS[2]:
365 MN EUROS, +100%[3]

REALISED CAPITAL GAINS[1] NET OF WRITE-DOWNS[2]:
98 MN EUROS, -70%[2]

NET INCOME, GROUP SHARE:
364 MN EUROS, +1.4%[3]

WEIGHTED EPS:
2.15 EUROS, +0.9%[3]

NET ASSET VALUE PER SHARE:
36.9 EUROS, -6.6%[4]

ANNUALISED ROE: 12.1%

[1] of insurance companies and banks before tax
[2] shareholders' portion
[3] compared with ½ 2001
[4] compared with NAV after dividend at 31.12.01

KEY FIGURES

In millions of euros	30.06.02	½2001	% change	30.06.01 proforma
Total revenues	8 778	9 238		8 959
Premium revenues	7 965	8 310		8 004
Underlying profit* excl. capital gains**	365	182	+100.0%	380
Capital gains net of write-downs**	98	330	-70.0%	321
Write-downs (impairment/liquidity)*	212	72		0
Underlying profit*	463	512	-9.5%	701
Consolidated net income	364	359	+1.4%	533
Weighted EPS (euros)	2.15	2.13	+0.9%	3.18
NAV per share* (euros)**	36.9	39.5	-6.6%	
Annualised ROE	12.1%	13.1%		

**of insurance companies and banks before tax*

*** shareholders' portion*

****NAV at 31.12.01 after dividend*

Proforma 30.06.01 figures reflect the retroactive application of the principles and methods defined in the CRC 2000.05 ruling.

FIRST HALF 2002 HIGHLIGHTS

Despite a further decline in financial markets, AGF posted net income of 364 mn euros in the first half of 2002, or nearly half of 2001 net income ("½2001"), thanks to a marked improvement in the quality of underlying profits.

Financial results were impacted by provisions for write-downs. These provisions were of two types:

- Provisions for impairment losses, calculated for each asset whose market value was more than 30% below its gross book value.
- Provisions for liquidity risk, booked for any subsidiary that had an overall unrealised capital loss on equities and properties after application of provisions for impairment losses.
- Moreover, an additional provision of 50 mn euros was booked against AGF VIE and AGF IART and classified as provisions for impairment losses
- Total write-down provisions, i.e. impairment + liquidity risk, stood at 333 mn euros in first half 2002, of which **the shareholders' portion totalled 212 mn euros.**
- This figure broke down into impairment provisions of 277 mn euros and liquidity risk provisions of 56 mn euros. Most portfolios were affected by impairment provisions. Conversely, only certain international subsidiaries and certain small French subsidiaries had to book liquidity risk provisions.
- Provisions for write-downs in international insurance activities totalled 150 mn euros, including liquidity risk provisions of 52 mn euros. These provisions had a significant impact on the contributions of both life & health and property & casualty businesses.

As a result, **capital gains net of write-down provisions** (excl. shareholders' portion of holding companies), stood at 98 mn euros, **down 70%** compared with ½ 2001 (330 mn euros)

Despite this drop in financial results, **the underlying profit of insurance companies and banks declined by only 9.5% to 463 mn euros** (512 mn euros in ½ 2001).

A significant improvement in property & casualty underwriting results was largely responsible for this favourable performance. Specifically, **underlying profit excluding capital gains doubled compared with ½2001 and stood at 365 mn euros. The non-capital gains portion of underlying profit rose to 78%, vs. 35% in ½2001.** Driving this improvement was a reduction in the **overall group's combined ratio from 111.2% to 106.6%. (P&C combined ratio: excl. health and group)**

I CONSOLIDATED RESULTS: significant improvement in earnings quality, driven by improved property & casualty underwriting results

- **Underlying profit** (of insurance companies and banks) **excluding capital gains stood at 365 mn euros, up 100% from** ½ 2001 (182 mn euros). It represented 78.8% of total underlying profit.

- **Capital gains, net of provisions for write-downs** stood at 98 mn euros (198 mn euros including holding companies), **down 70%** from ½ 2001 (down 50% including holding cos.). They accounted for 21.2% of total underlying profit.

- The **contribution** (before taxes, goodwill and exceptionals) of insurance, credit insurance, assistance, asset management and banking companies stood at **463 mn euros**, down **9.5%** and presented the following characteristics:
  - **The contribution from property & casualty insurance activities** in France **rose sharply to 174 mn euros, reflecting improvement in underwriting results,**
  - **The contribution of life & health insurance** in France stood at **211 mn euros**, down 17.6% because of provisions for write-downs.
  - **Internationally**, provisions for write-downs took their toll on subsidiaries' results. The **consolidated contribution** from insurance companies **stood at 38 mn euros**, a contraction of 39%,
  - **Banking activities posted a 41% decline in their contribution, at 15 mn euros**, due in particular to weaker results in factoring and in international operations.

- The pre-tax contribution of **holding companies** stood at 18 mn euros (-37 mn euros in ½ 2001).

- Income taxes stood at 56 mn euros (40 mn euros in ½ 2001)

- Goodwill amortisation totalled 54 mn euros. **Net exceptional items represented a loss of 6 mn euros**, reflecting primarily an adjustment of –4.9 mn euros on the disposal of AGF MAT.

II OPERATING PROFITABILITY remained at a satisfactory level

Operating profitability stood at 11%, near its full-year 2001 level of 10.9%.

- **Operating profitability of insurance businesses in France stood at 11%,** vs. 9.4% in 2001. This improvement reflected relative stability in life & health insurance (13.3%, vs. 13.8% in 2001) and **a sharp rise in property & casualty insurance to 7.2% from 3% in 2001,** *vindicating the group's efforts to shore up underwriting results.*
- **Operating profitability of international businesses saw a downturn to 12.4%,** from 15.2% in 2001, in particular because the operating contribution of life & health companies declined.
- In **asset management and banking,** operating profitability recovered to **7.2%** (vs. 6.3% in 2001), as Entenial boosted its contribution.
- Operating profit in **credit insurance** remained stable at **10% (vs. 10.2% in 2001).**

III RESULTS BY ACTIVITY: H1 saw significant improvement in property & casualty underwriting results, but the contributions of various businesses were impacted by provisions for write-downs

III.1 LIFE & HEALTH INSURANCE

Premium revenue from life & health insurance, in France and abroad, totalled **3,549 mn euros, up 3.2%** on a comparable basis, representing a 41% share of total revenues.

Life & Health's **contribution** to AGF's overall underlying profit totalled **223 mn euros,** down 19.8% from ½ 2001.

III.1.1 France

Premium revenue from **Life & Health** increased by 3% to **2,542 mn euros.**

The **contribution** of Life & Health in France contracted by **17.6%** compared with ½ 2001 to ***211 mn euros*** *and included a write-back of liquidity risk provisions of 88 mn euros (57.5 mn euros in ½ 2001).* **Impairment provisions** at life & health businesses totalled **136 mn euros, including a shareholders' portion of 15 mn euros.**

In life insurance:

- Average **mathematical reserves** continued to grow, rising by 4% between 30.06.01 and 30.06.02 to 41.5 bn euros.
- **The surrender rate remained low at 1.4%** in first half 2002, reflecting a high level of loyalty among portfolio customers.
- The **ratio of costs to mathematical reserves** remained stable at 0.9% vs. 0.8% in first half 2001, despite significant information system investments.
- **Policyholder returns stood at 2.4%** vs. 3.2% in H1 2001 (excl. unit-linked).

III.1.2 International

Premium revenues from life & health insurance outside France totalled **1,006 mn euros**, up **3.8%** on a comparable basis, and the **contribution** of Life & Health outside France totalled **12 mn euros** (21 mn euros in ½ 2001).

In **Belgium**, premium revenue from life & health insurance rose by **1.9% to 253 mn euros**. Belgium was particularly hit by provisions for write-downs, which totalled 104 mn euros, including 45 mn euros in liquidity risk provisions for all insurance activities. In this context, the **underlying contribution** of life & health insurance activities was **a loss of 27 mn euros**.

In the **Netherlands**, premium revenues from life & health insurance rose by **1.6% to 342 mn euros** and the **contribution to underlying profit** stood at **11 mn euros**.

In **Spain**, life & health insurance activities saw top-line growth of 7.6% to **163 mn euros** and also increased its contribution to **10 mn euros**.

In **South America**, life & health premium revenues totalled **171 mn euros** (up 4.2% on a comparable basis). The contribution was up significantly at **8 mn euros**, reflecting the continued restructuring of the business.

Other countries contributed 11 mn euros to underlying profit.

III.2 PROPERTY AND CASUALTY INSURANCE

Consolidated premium revenues in P&C insurance totalled **3,619 mn euros, up 10.8%** on a comparable basis, representing a 41% of total revenues.

P&C insurance **contributed 200 mn euros** to AGF's underlying profit, **up 22.7% from ½2001**.

This improvement reflected a marked decline in the **group's overall combined ratio from 111.3% (P&C combined ratio: excl. health and group) to 106.6%.**

III.2.1 France

Premium revenue from P&C business totalled **2,152 mn euros,** up **12.6%** on a comparable basis.

P&C business made a **contribution of 174 mn euros, surging 43.7%** from ½ 2001.

The P&C combined ratio improved by 6.3 points, **declining from 114.9% (excl. MAT, health and group) to 108.6%**. The general agents network, where the claims ratio was slower to improve, posted a combined ratio of 110.3%, while the brokerage network's combined ratio declined to 107.2% (124.2% at 31.12.01 excl. MAT).

III.2.2 International

Premium revenue from P&C insurance outside France was up **8.6% at 1,467 mn euros** on a comparable basis.

The **contribution** of the international arm to underlying profit was **26 mn euros.**

International activities also performed favourably in terms of the **combined ratio**, which subsided from **105.8% at 31.12.01 to 103.4% at 30.06.02.**

In **Belgium**, premium revenues from P&C insurance declined 5.5% to **170 mn euros**, because the subscription policy was made more restrictive. Due to provisions for write-downs in all insurance businesses totalling 104 mn euros, the P&C business contributed **a loss of 42 mn euros**. In contrast, the combined ratio improved from 118% at 31.12.01 to **112.7%** at 30.06.02.

In the **Netherlands**, premium revenue from P&C insurance rose by **16.6% to 496 mn euros** and underlying profit totalled **21 mn euros.** The combined ratio returned to its favourable 2000 level of **102.7%.**

In **Spain**, premium revenue from P&C insurance advanced by **16.5% to 391 mn euros**. Underlying profit stood at **12 mn euros**. The combined ratio remained at a very lean **98.6%.**

In **South America**, premium revenue from P&C insurance totalled **295 mn euros (up 0.5%** on a comparable basis). The region's contribution rose to **21 mn euros**, thanks to cost reductions. The combined ratio stood at 106.4%.

Other countries contributed 13 mn euros to underlying profit.

III.3 CREDIT INSURANCE

Premium revenue from the subsidiaries Euler & Hermes, the AGF group's credit insurance arm, totalled **549 mn euros**, down 3.2% on a comparable basis. Hermes will be consolidated in the group accounts from 1 July 2002.

After consolidation adjustments, AGF's share of Euler & Hermes' underlying profit (before goodwill amortisation) was **27.8 mn euros**, down 36% from ½ 2001 (43.5 mn euros). Nevertheless, the **combined ratio** posted a **significant improvement in the first quarter, easing to 95.5%, vs. 107% in H2 2001 and a full-year level of 101%**.

III.4 ASSET MANAGEMENT AND BANKING

Underlying profit dipped to **15.2 mn euros**[1] (25.8 mn euros in ½ 2001). Entenial saw its contribution rise 50% to 16.4 mn euros (10.9 mn euros in ½ 2001), owing to sharp growth in new property loans and a tight grip on operating expenses. Banque AGF's net banking revenue advanced slightly, although its contribution was held back by investment expenditure of 5 mn euros. Eurofactor's contribution swung to a loss of 4.7 mn euros because customer risks worsened. Asset management suffered from the adverse market conditions and its contribution contracted to 11.9 mn euros. Lastly, international banking activities contributed a loss of 3.4 mn euros.

[1] incl. AGF Cash and Clearing

IV OTHER FINANCIAL ITEMS

After deducting 15,240,368 treasury shares, a net volume of 169,549,567 shares were outstanding on 30.06.02. On this basis, **weighted earnings per share** (weighted EPS) stood at **2.15 euros**, up 0.9% from ½ 2001.

As such, AGF's profitability remained at satisfactory levels, with annualised ROE of 12.1% at 30.06.02 (13.1% in 2001).

Realised capital gains

The shareholders' portion of realised capital gains in H1 2002, **net of impairment and liquidity risk provisions, totalled 198 mn euros, of which 100 mn euros pertained to the holding companies** (vs. 394 mn euros in ½ 2001, of which 64 mn euros at the holding companies). Including the policyholders' portion, capital gains totalled 238 mn euros, including 100 mn euros at the holding companies.

Assets under management, unrealised capital gains

The market value of **assets under management** (excl. unit-linked) was **66.7 bn euros** at 30.06.02. The group's share of **unrealised capital gains** declined only moderately to **3.1 bn euros**. Unrealised capital gains on properties held steady at 2.2 bn euros, notwithstanding the realisation of some gains. Equity investments showed a slight unrealised capital loss position of 375 mn euros. Unrealised capital gains on bonds declined slightly to 1.3 bn euros as a result of higher interest rates in the first half of 2002.

AGF's consolidated shareholders' equity stood at **5.98 bn euros,** vs. 5.66 bn euros after dividends at 31.12.01.

Net asset value

Net asset value (calculated after the impact of share repurchases) stood at **6.25 bn euros**, or **36.9 euros per share,** vs. 39.5 euros after dividends at 31.12.01. On a fully-diluted basis, NAV stood at 37.1 euros per share.

The decline in NAV was contained to 6.6%, because write-downs on equity investments and the slight reduction in unrealised capital gains on bonds were partially offset by resilient unrealised capital gains in the property sector.

V 2002 OUTLOOK

Numerous uncertainties still cloud the near-term economic and financial horizon.

If the financial markets were to remain at current levels, additional provisions for write-downs would have to be booked at 31.12.02.

Moreover AGF should maintain return on allocated capital for all of 2002 at its H1 2002 level of 11%.

Underlying profit excluding AGF's capital gains should be up sharply in 2002.

Lastly, AGF should maintain the dividend payout ratio between 45% and 50%.

H1 2002 CONSOLIDATED NET INCOME, GROUP SHARE

In millions of euros	30.06.02	½ 2001	% change
Life & health insurance (France)	**211**	**257**	**-17.6%**
P&C insurance (France)	**174**	**121**	**+43.7%**
Life & health insurance (International)	**12**	**21**	**-43.0%**
P&C insurance (International)	**26**	**42**	**-38.0%**
Credit insurance	**27.5**	**34.5**	**-19.4%**
Asset management and banking	**15**	**26**	**-41.0%**
Assistance	**1.5**	**2.5**	**-39.3%**
Other	**-4**	**9**	**n.s.**
Underlying profit of operating companies (insurance and banks)	**463**	**512**	**-9.5%**
of which capital gains net of write-downs[1]	**98**	**330**	**-81%**
Holding companies	**18**	**-38**	**n.s.**
Income tax	**-56**	**-40**	**+41.0%**
Net income before goodwill and exceptionals	**425**	**434**	**-2.0%**
Goodwill amortisation	**-54**	**-52**	**n.s.**
Net income before exceptionals	**371**	**382**	**-2.9%**
Net exceptional items	**-6**	**-23**	**n.s.**
Consolidated net income, group share	**364**	**359**	**+1.4%**

Published H1 2001 net income	**419**
Impact of new methodology	**114**
Proforma H1 2001 net income	**533**

Analyst and investor contacts:

Jean-Michel Mangeot 33 (0)1 44 86 21 25 jean-michel.mangeot@agf.fr

Marc de Pontevès 33 (0)1 44 86 20 99 marc.de_ponteves@agf.fr

Vincent Foucart 33 (0)1 44 86 29 28 vincent.foucart@agf.fr

Press contacts:

Bérangère Auguste-Dormeuil 33 (0)1 44 86 78 97 augusbe@agf.fr

Agnès Miclo 33 (0)1 44 86 31 62 micloa@agf.fr

Séverine David 33 (0)1 44 86 67 45 davidse@agf.fr

[1] shareholders' portion

Cautionary Note Regarding Forward-Looking Statements

Certain of the statements contained herein may be statements of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may, will, should, expects, plans, intends, anticipates, believes, estimates, predicts, potential, or continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) general economic *conditions, including in particular economic conditions in the Allianz Group's business and markets, (ii) performance of financial markets, including* emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates including the Euro – U.S. dollar exchange rate, (viii) changing levels of competition, (ix) changes in laws and regulations, including monetary convergence and the European Monetary Union, (x) changes in the policies of central banks and/or foreign governments, (xi) the impact of acquisitions (i.e. Dresdner Bank), including related integration issues, and (xii) general competitive factors, in each case on a local, regional, national and / or global basis.

The matters discussed in this release may also involve risks and uncertainties described from time to time in Allianz AG's filings with the U.S. Securities and Exchange Commission. Allianz AG assumes no obligation to update any forward-looking information contained in this release.